

# Wind Harvest

# Harvesting Untapped Mid-Wind Markets

CEO: Kevin Wolf







## We design and sell short vertical axis wind turbines that:

- Produce energy from turbulent mid-level wind

- Operate under existing turbines in wind farms

- Fit onto properties where tall turbines can't

- Open problematic windy land for development

Our products are needed by landowners and developers for projects where tall traditional turbines aren't permitted because of their size, height, noise, and impacts on wildlife.

*Wind Harvester™ Model 3.1, at UL Advanced Wind Turbine Testing Facility, Texas*

Wind Harvest

# Wind Harvest: Our Progress

- Our Model 3.1 completed Technology Readiness Level (TRL 7). We are two years ahead of competition.

- Our *Wind Harvesters™* are one year away from full certification (TRL 8) and sales.

- Our 2023-24 projects will profitably use our turbines. This will lead us to complete the TRL process.



Model 2.0, Finland — TRL 5
Model 3.0, Denmark — TRL 6
Model 3.1, Texas — TRL 7
Model 4.0, Texas — TRL 8



# Environmental Attributes: Low-Impact Technology



**Dense** | Compact *Wind Harvesters* are designed to operate with a 3-foot gap between their rotors that maximizes land use. They have much higher energy densities per acre than traditional solar or wind projects.



**Durable** | *Wind Harvesters* are designed to have a lifespan exceeding 40 years. Our aeroelastic modeling shows our blades will last over 70 years.



**Recyclable** | The aircraft aluminum blades, galvanized steel rotors and towers and other components are 99% recyclable.



**Wildlife Friendly** | Three-dimensional vertical axis turbines should be easily seen and avoided by birds and bats. We will use high-tech motion detection and avoidance technology in our projects until this hypothesis is fully proven.

Wind Harvest

# Primary Market: Wind Farms

**Our compact turbines work synergistically under tall turbines to cause the [wind to speed up](#) into each other's rotors.** Harvesting this turbulent, mid-layer of wind can increase the energy output from the land.

 The existing market for Wind Harvesters™ is >**$400 billion** and should **double** by 2032.

 20% of on-shore wind farms should be able to profitably use our turbines.

 The best wind farms with *Wind Harvesters™* could annually produce the energy for **120 million homes!**



Wind Harvest


ENERGY GRID
DATA CENTERS
ENERGY GRID
BREWERIES
PAPER MILLS
ENERGY GRID
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BIOETHANOL FACILITIES
ENERGY GRID
FOOD PROCESSING CENTERS

# Distributed Wind Markets

We will sell many *Wind Harvesters* to customers who can't use tall propeller-type machines. With our compact turbines:

- High energy using facilities with tight setback easements can add MWs of affordable wind energy.
- Airports can add our turbines because they won't negatively affect aviation or radar.
- Owners can lease their windy land to developers to buy our turbines, often along with batteries and solar panels.
- Telecom towers on windy ridgelines can use less expensive energy from our turbines. Tall turbines often cannot be delivered to these difficult to reach places.

Wind Harvest

# Wind Harvest: Sales Pipeline to Our Own Projects

| Name of Project | Location | Year | | |
|---|---|---|---|---|
| | | 2023 | 2024 | 2025 |
| St. Lucy 1, 2 and 3 | Barbados | 2 | 40 | 140 |
| Lodestone Energy, Ltd* | New Zealand | 0 | 10 | 0 |
| Abby-Ecosse Energy* | UK | 0 | 2 | 0 |
| U.S. Air Force Bases | CA and SD | 5 | 4 | 56 |
| High-Energy Use Facilities | USA | 0 | 20 | 140 |
| Rio Visa Resiliency | Solano, CA | 0 | 2 | 14 |
| **Total Prospects** | | **7** | **78** | **350** |

*Projected to become licensees*

Wind Harvest

# Meet the Passion Behind the Product



## Kevin Wolf
**CEO and Co-Founder**
**Board President**

Mr. Wolf served as COO where he facilitated the engineering team that developed the *Wind Harvester* 3.1 and led the project development program. Starting as CEO in 2019, he organized and led the crowdfunding campaign from 2020 through 2023. With his leadership, the company has a superior Model 4.0 turbine ready for commercialization.



## Christine Nielson
**President,** Wind Harvest Pilot Project
**Board Member,** Wind Harvest International



## Cornelius Fitzgerald
**CFO,** Wind Harvest Pilot Project
**Board Member**: Wind Harvest
**President,** Clean Energy Holdings












Wind Harvest

# Entering the Market: A Growth Roadmap

Wind Harvest expects to complete the certification process and begins sales of its first model Wind Harvester by the end of 2023.

To prepare for the transition from testing to production, we have established a roadmap of key targets we expect to hit to ensure maximum market penetration.

## 2022

**Q2/Q3**

Completed design and start ordering two *Wind Harvesters 4.0-70kW*
- Confirmed model accuracy with Model 3.1 data.

**Q4**
- Converted $9.8M in debt to equity
- Prepared for $7M Series A-4 Equity Raise

## 2023

**Q1**
- Order six Model 4.0 turbines.
- File four new patent applications

**Q2**
- Complete Series A-4 raise
- Hire General Manager.

**Q3**
- Install and commission pair of Model 4.0 turbines for certification
- Hire VP of Sales

**Q4**
- Install 5 additional turbines in projects
- Complete U.S. Small Wind certification.

Wind Harvest

## Competition



## Co-opetition

## **Potential Competition**

Mid-level wind turbine competitors are likely two years behind us as none have tested a full-scale prototype (Technology Readiness Level 6).

## **Scaling with Strategic Alliances**

Turbine companies like GE and Vestas will enter the field once *Wind Harvesters* are certified to work in turbulent wind.  Our strategy with them is "co-opetition". We will license our IP to competitors; without our patents, they won't be able to make inexpensive and durable VAWTs. The mid-level market is too massive to build out on our own. Making a little from the many sales of others will provide a large source of additional profit.

Wind Harvest

# Patents: A First to Market Advantage

Four new patent applications covering H-type VAWT technology will be filed in early 2023, prior to the installation and commissioning of the Model 4.0 turbines.  "Prior art searches" by Briggs IP provides us with a high level of confidence that all four will become fully patented and of great value to the Company.

**Our patents will:**

- Make it difficult for others to produce an H-type VAWT of our size.

- Lower manufacturing costs.

- Reduce assembly and installation costs.

- Decrease aerodynamic drag and increase efficiency.

- Increase durability and fatigue life .



# Sales Projections

| Projected Sales in $Millions | 2023 | 2024 | 2025 | 2026 | 2027 | 2028 | Total |
|---|---|---|---|---|---|---|---|
| Special Purpose Entities | $ 2.5 | $ 26.5 | $ 87.4 | $ 238 | $ 535 | $ 678 | $ 1,567 |
| Customers | | | 4.9 | 54 | 297 | 565 | 921 |
| Distributors | | 2.9 | 29.1 | 89 | 357 | 678 | 1,156 |
| Manufacturer Licensees | | | | 79 | 357 | 3,389 | 3,825 |
| **Total Projected Sales** | **$ 2.5** | **$ 29.5** | **$ 121.4** | **$ 460** | **$ 1,546** | **$ 5,309** | **$ 7,469** |

## Near-Limitless Scalability

We can source components for Wind Harvesters from many suppliers and have them built in more than one factory. As a result, we don't expect manufacturing to limit our growth. There are also many qualified project developers and construction companies that can install our products.

Wind Harvest

# Exit Strategies:
## Achieving Stockholder Liquidity

*"Think big. Be ethical, practical and strategic."*

Wind Harvest is on a path to raise over **$20 million** over the next year. In 2025, the Company will be well-positioned to consider the following liquidity opportunities:



## IPO

With millions in revenues in 2024-2025, there should be a strong public interest in a large IPO that would allow our stockholders to sell their shares on a publicly traded platform.



## Strategic Buyer

A buyout by a big company in the renewable energy industry could be the best way to meet our potential and install many more *Wind Harvesters* around the world.

Wind Harvest

# Creating New Markets for Wind Turbines



- First utility-scale turbines to operate in turbulent wind.

- $29M in sales being developed for 2023-24.

- Competition hasn't achieved TRL 6 (full-scale model).

- Wind farm owners and developers want our turbines.

- Near-limitless scalability.

- $7M in the Series A-4 round that closes in Spring 2023.

- Solid exit strategies with 10-100X return possible.



**Kevin Wolf** | Chief Executive Officer & Co-Founder

✉   kwolf@windharvest.com

📱   (530) 758-4211

💻   windharvest.com